The Rushmore Fund, Inc.
4922 Fairmont Avenue
Bethesda, Maryland  20814

To the Board of Directors of The Rushmore Fund, Inc.:

We are the auditors of The Rushmore Fund, Inc. (the Fund), a series investment company comprised of two portfolios, the U.S. Government
Bond and Nova Portfolio (the Portfolios).  Rushmore Trust and Savings,
FSB (Rushmore Trust), a related entity, is custodian of the Fund's portfolios and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have, without prior notice to the Fund or to Rushmore Trust, accounted for the Fund's investment securities held by Rushmore Trust as of the close of business on December 19, 1997. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange
Commission and should not be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Portfolios, is custodian for other customers. Agents of Rushmore Trust hold, or account for by book entry, securities which are the responsibility of Rushmore Trust through custodian or trust agreements. Securities held by agents of Rushmore Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Fund on December 19, 1997 were held for the account of Rushmore Trust by the Federal Reserve Book Entry System (the Fed) as agent for Rushmore Trust. We obtained confirmation from the Fed of the securities held for the account of Rushmore Trust as of December 19, 1997. We reviewed Rushmore Trust's reconciliation of the Fed's confirmation to Rushmore Trust's internal records, identifying securities held by the Fed as a part of Rushmore Trust's aggregate security position with the Fed. We also reviewed Rushmore Trust records which show the owners of the securities held by the Fed for the account of Rushmore Trust at December 19, 1997. We determined that securities, identified by such records as the property of the Fund's Porfolios, were in agreement with the Fund's records of securities owned at December 19, 1997. In addition, a broker confirmed to us the repurchase agreement outstanding at December 19, 1997, which was in agreement with the Fund's records. We also agreed an analysis of portfolio transactions recorded subsequent to August 31, 1997, the date of the last audit of the financial statements, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we made an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.


Deloitte & Touche LLP
Princeton, New Jersey
January 21, 1998